

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2020

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
825 East Gate Blvd., Suite 320
Garden City, NY 11530

> **Re: Beyond Air, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2020**
> **File No. 333-237958**

Dear Mr. Lisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman, Esq.